Exhibit (a)(5)(C)

EFiled: Sep 02 2016 03:34PM EDT Transaction ID 59507837 Case No. 12718-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEVEN PENZA, on behalf of
himself and all other similarly situated
stockholders of SIZMEK, INC.

Plaintiff,

C.A. No.

v.

JOHN R. HARRIS, NEIL H.
NGUYEN, SCOTT K. GINSBURG,
ADAM KLEIN, CECIL H. MOORE
JR. and STEPHEN E. RECHT,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Steven Penza (“Plaintiff”), on behalf of himself and all other similarly situated public stockholders of Sizmek, Inc. (“Sizmek” or the “Company”), brings the following Verified Class Action Complaint (the “Complaint”) against certain members of the board of directors of Sizmek (the “Director Defendants”) for breaching their fiduciary duties. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information as to all other matters.

INTRODUCTION

1. This case arises from breaches of fiduciary duty by the Director Defendants in connection with soliciting stockholder approval of a buyout of Sizmek by Solomon Holding, LLC and Solomon Merger Subsidiary, Inc., affiliates of Vector Capital IV, L.P., Vector Capital International, L.P. and Vector Entrepreneur Fund III, L.P. (collectively referred to as “Vector Capital”) for $3.90 per share (the “Proposed Transaction”).

2. On August 3, 2016, Vector Capital and Sizmek issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (“Merger Agreement”) whereby Vector Capital will acquire Sizmek through an all-cash tender offer valued at approximately $122 million (the “Tender Offer”). The Tender Offer is governed by Delaware General Corporation Law (“DGCL”) §251(h), permitting the offer to close as early as twenty business days after it has been commenced. The Tender Offer is expected to end on September 26, 2016 and the transaction is expected to close by the end of 2016.

3. In connection with the announcement of the Proposed Transaction, on August 29, 2016, Sizmek filed a Tender Offer Statement on Form Schedule TO (“Schedule TO”) with the U.S. Securities and Exchange Commission (“SEC”). That same day, the Company publicly filed and disseminated to stockholders a Tender

Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”, and together with the Schedule TO, the “Tender Offer Documents”). The Recommendation Statement misrepresents and fails to disclose plainly material information necessary for the Company’s public stockholders to make an informed decision regarding whether to tender their shares in the Tender Offer.

4. Most notably, one of Sizmek’s current directors, Xavier A. Gutierrez (“Gutierrez”), and Sizmek’s largest stockholder, Meruelo Investment Partners LLC (“Meruelo”), oppose the Proposed Transaction and are not recommending the Proposed Transaction to stockholders. However, the Recommendation Statement fails to disclose (a) why Gutierrez believed $3.90 per share “undervalued the Company’s prospects over the long term,” (b) what Gutierrez communicated to his fellow directors in this regard, (c) whether Gutierrez communicated a particular price at which he would support a sale of the Company, and (d) whether Gutierrez and/or Meruelo have indicated that they intend to seek appraisal for their shares. In contrast to this failure to adequately explain Gutierrez’s rationale for his opposition, the Recommendation Statement devotes over four pages to addressing why the remainder of Sizmek’s board of directors recommend and support the Proposed Transaction.

5. In addition to failing to adequately disclose Gutierrez’s dissent, the Recommendation Statement also fails to disclose:

a.	The views and opinions of Gutierrez and the Director Defendants concerning the $4.29 per share proposal submitted to Neil H. Nguyen (“Nguyen”) by the “Chinese Ad Tech” firm on August 9, 2016;

b.	Gutierrez’s rationale for believing the Company’s second quarter earnings would likely lead to a significant increase or change in the Company’s stock price and how significant an increase Gutierrez believed the release of the Company’s second quarter earnings would cause;

c.	The purpose, substance, and/or cause of the amendment to J.P. Morgan’s engagement letter; and

d.	Why Nguyen’s position as the Company’s CEO caused him to abstain from the vote on the Proposed Transaction.

6. Through this action, Plaintiff seeks to remedy the Director Defendants’ breaches of fiduciary duty.1

THE PARTIES

7. Plaintiff Steven Penza is a stockholder of Sizmek and has owned Sizmek common stock at all material times alleged in this Complaint.

[1]	Pursuant to Article VIII of Sizmek’s Amended and Restated Certification of Incorporation, dated February 4, 2014, “Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall . . . be the sole and exclusive forum for . . . (ii) any action asserting a claim of breach of a fiduciary duty owned by, or other wrongdoing by, any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders . . . .”

8. Relevant non-party Sizmek is a corporation organized and existing under the laws of the State of Delaware with its principal office located at 500 W. 5th Street, Suite 900, Austin, Texas 78701. Sizmek is an open ad management company traded on the NASDAQ stock market under the ticker symbol “SZMK.”

9. Relevant non-party Gutierrez has been a Sizmek director since February 2014. Gutierrez is Chief Investment Officer of the Meruelo Group as well as President and CIO of Meruelo Investment Partners LLC, the Company’s largest stockholder, holding approximately 13.8% of Sizmek’s outstanding stock as of August 4, 2016.

10. Defendant Nguyen is Sizmek’s President and CEO, and serves as a director on the Sizmek Board. He has been President and CEO since February 2014, and a director of the Company since November 2013.

11. Defendant Scott K. Ginsburg (“Ginsburg”) has been a director of the Company since 2013.

12. Defendant John R. Harris (“Harris”) has been a director of the Company since November 2013.

13. Defendant Adam Klein (“Klein”) has been a director of the Company since February 2014.

14. Defendant Cecil H. Moore Jr. (“Moore”) has been a director of the Company since February 2014.

15. Defendant Stephen E. Recht (“Recht”) has been a director of the Company since February 2014.

16. The defendants listed in paragraphs 9 through 15 above are collectively referred to herein as the “Board” or the “Sizmek Board.”

17. The defendants listed in paragraphs 10 through 15 above are collectively referred to herein as the “Defendants” or the “Director Defendants”.

SUBSTANTIVE ALLEGATIONS

I.	Sizmek Engages In Discussions With Potential Bidders

18. Formed in 2013, Sizmek is an open ad management company that provides advertisers with start-to-finish advertising services, ad delivery, marketing campaign management, and accurate analytics across various channels such as mobile, rich media, video, social and search.

19. On March 13, 2015, Sizmek received a preliminary proposal from Goldman Sachs & Co. (“Goldman Sachs”), which represented a Japanese firm, to acquire all the outstanding stock of Sizmek for between $10.00 to $11.00 per share. The proposal was subject to the Company agreeing to exclusively negotiate with the Japanese firm.

20. Upon receiving the Japanese firm’s proposal, the Board invited J.P. Morgan Securities LLC (“JPM”) to advise and solicit additional proposals from large U.S. and foreign-based firms that would have an interest in acquiring Sizmek.

21. After considering the Japanese firm’s request for exclusivity, the Board declined the exclusivity request but continued negotiations with the Japanese firm, which included exchanging draft merger agreements. Despite negotiations, the Japanese firm notified the Board in May 2015 that it had decided not to continue discussions and communicated its decision that it was no longer interested in acquiring Sizmek.

22. On November 23, 2015, Sizmek’s Board held a special telephonic meeting and decided to form a strategic options committee (the “Strategy Committee”) consisting of directors Harris (as Chair), Ginsburg and Gutierrez. The Strategy Committee was tasked with exploring “strategic options” for Sizmek, including, among other things, a possible sale or other business combination “intended to achieve value for stockholders.”

23. A week later, Sizmek’s CEO, Nguyen, contacted a financial sponsor, Sponsor B, and discussed the possibility of a potential combination. Sponsor B held an investment in a global advertising tech company and in 2013 and 2014 had engaged in discussions with Nguyen about an acquisition and/or merger.

24. On February 23, 2016, Sponsor B submitted a written preliminary proposal to acquire all of Sizmek’s outstanding stock within a price range of $5.00 to $5.40 per share.

25. Two weeks later, the Sizmek Board met with JPM and its legal advisor Latham & Watkins LLP (“Latham & Watkins”) and discussed Sponsor B’s proposal as well as another proposal the Company received from an Israeli firm. During the meeting, the Board, along with JPM, agreed to contact parties that had previously expressed interest in acquiring Sizmek, such as the Japanese firm.

26. On March 11, 2016, JPM contacted Vector Capital. According to JPM and Nguyen, Vector Capital had a portfolio company, Triton Digital LLC (“Triton Digital”), which served the advertising technology industry and had reason to believe that Triton Digital was interested in expanding its investment in the Ad Tech industry. Beginning on March 11, 2016, Sizmek and Vector Capital negotiated a confidentiality agreement and on March 23, 2016 executed a mutually acceptable confidentiality agreement. On the same day, Sizmek signed a confidentiality agreement with Sponsor B that contained a 12-month standstill provision.

27. On April 18, 2016, Sponsor B submitted a new proposal to acquire Sizmek for $4.50 to $5.00 per share subject to receiving certain “technology and software due diligence” as well as “sales data from certain key customers” of Sizmek.

28. In light of Sponsor B’s new proposal, JPM informed Vector Capital that it would “need to find more value and increase its bid” in the second round of bidding.

29. On May 15, 2016, Vector Capital submitted a bid letter to acquire all of Sizmek’s outstanding stock for $4.50 per share subject to confirmatory due diligence.

30. The Board held a meeting on May 17, 2016 and instructed JPM to determine whether Vector Capital “would increase its bid up to $5.00 per share.”

31. On May 31, 2016, Vector Capital increased its proposal to $4.75 per share, conditioned on Sizmek agreeing to a four-week exclusivity period. Sizmek agreed to the exclusivity period starting May 31, 2016.

32. While conducting its accounting due diligence, Vector Capital indicated to Sizmek that due to “certain items” that it had identified, it was going to lower its previous proposal by more than $1.02 per share.

33. On July 12, 2016, Vector Capital submitted a proposal to acquire all of Sizmek’s outstanding common stock for approximately $3.40 per share.

34. Over the next few weeks, the Board had discussions with JPM and Vector Capital resulting in Vector Capital submitting a proposal to acquire Sizmek for $3.90 per share.

35. On July 26, 2016, the Board held a telephonic meeting to discuss Vector Capital’s latest $3.90 per share proposal. At the meeting, Gutierrez (i) communicated his objection to the $3.90 per share proposal because it “undervalued the Company’s prospects over the long term,” and (ii) told the Director Defendants “he would vote against any deal at that price.” Nothing else has been disclosed to stockholders regarding what information formed the basis of Gutierrez’s objection.

II.	Gutierrez Objects To Signing The Merger Agreement And Votes Against The Proposed Transaction

36. On August 1, 2016, Sizmek’s Board held a meeting to discuss, among other things, updates on the negotiations with Vector Capital as well as the timing of the signing of the Merger Agreement. Specifically, the Board discussed whether the Company should release its second quarter earnings a day or two before signing the Merger Agreement and announcing a merger with Vector Capital.

37. During the meeting, Gutierrez noted “he disagreed with this view, and that the Company should announce second quarter earnings before proceeding to sign an agreement with Vector.” Despite Gutierrez’s objection, the Director Defendants decided they should proceed with signing the Merger Agreement with Vector. Unfortunately, Sizmek stockholders remain uninformed about Gutierrez’s rationale for objecting to the signing of the Merger Agreement before the Company released second quarter earnings.

38. The following day, Vector Capital and Sizmek finalized the terms of the Merger Agreement. JPM also delivered its fairness opinion. Following discussions, the Director Defendants approved the Proposed Transaction. Gutierrez, however, dissented and voted against entering into the Merger Agreement. Although Nguyen had actively participated in the sales process, he abstained from voting on the Proposed Transaction.

III.	Sizmek And Vector Capital Agree To The Proposed Transaction

39. On the evening of August 3, 2016, Sizmek and Vector Capital publicly announced that they had signed a definitive agreement to enter into the Proposed Transaction and that Vector Capital would commence the Tender Offer to acquire all of Sizmek’s outstanding shares for $3.90 per share subject to the Company conducting a 30-day “Go-Shop” period.

40. Six days after announcing the Proposed Transaction, Nguyen received an unsolicited proposal from a Chinese advertising firm to acquire all of the outstanding stock of Sizmek for $4.29 per share, subject to due diligence. In response to the proposal, Nguyen conveyed to the Chinese firm that the Strategy Committee needed additional information relating to financing and equity commitments before moving forward.

41. While the Chinese firm never responded to Nguyen’s request for additional information, stockholders are left in the dark as to whether Gutierrez and/or the Director Defendants expressed their opinions or views on the Chinese firm’s proposal.

IV.	The Recommendation Statement Omits Plainly Material Information

42. In connection with soliciting the necessary stockholder support for the Proposed Transaction, on August 29, 2016, the Company published a Recommendation Statement. The Recommendation Statement fails to disclose plainly material information necessary to permit Sizmek stockholders to cast a fully-informed vote on the Proposed Transaction.

43. For example, the Recommendation Statement states that at the July 26, 2016 Board meeting, “Mr. Gutierrez expressed the view that $3.90 per share undervalued the Company’s prospects over the long term, and advised that he would vote against any deal at that price.” (Recommendation Statement at 19).

44. The Recommendation Statement, however, fails to disclose: (a) why Gutierrez believed $3.90 per share “undervalued the Company’s prospects over the long term,” (b) what Gutierrez communicated to his fellow Board members in this regard, (c) whether Gutierrez communicated a particular price at which he would support a sale of the Company, and (d) whether Gutierrez and/or Meruelo have indicated that they intend to seek appraisal for their shares. This information is material to Sizmek’s public stockholders’ decision on whether to support the Proposed Transaction. If the Company’s largest stockholder and its Board representative refuse to support the Proposed Transaction recommended by a majority of the Sizmek Board, the information regarding this dissention is plainly material to public stockholders’ decision of which conflicting view to embrace. Further, Gutierrez’s and Meruelo’s communications to the Board about the inadequacy of the offer price must also be disclosed, as they bear directly on the effectiveness of the Board’s deliberation and decision to recommend the all-cash Proposed Transaction.

45. Additionally, the Recommendation Statement states that “[o]n August 9, 2016, Mr. Nguyen received an unsolicited non-binding preliminary [proposal] from a Chinese Ad Tech firm to acquire all of the outstanding stock of Sizmek at $4.29 per share, subject to due diligence.” (Recommendation Statement at 22). Despite the unsolicited offer representing a 10% premium to the Proposed Transaction, the Recommendation Statement is basically silent as to its reception by the individual members of the Board. In particular, the Recommendation Statement fails to disclose whether Gutierrez expressed any views regarding this $4.29 offer to his fellow Board members or whether Gutierrez and/or Meruelo expressed a willingness to support a sale of Sizmek at a price of $4.29 per share. This information is critical to stockholders’ decision to either tender their shares or hold out in the hope that Sizmek will remain a public company.

46. The Recommendation Statement also states that:

The second quarter results remained consistent with that guidance and no further guidance would be provided, meaning that the release of the second quarter earnings would not likely lead to a significant increase or change in the Company’s stock price. Mr. Gutierrez noted that he disagreed with this view, and that the Company should announce second quarter earnings before proceeding to sign an agreement with Vector. Given the pace of negotiations with Vector, and that there remained some risk Vector could decide to withdraw or change its offer price again, the Board determined, with Mr. Gutierrez dissenting, to proceed with targeting a signing of the merger agreement and announcement of the transaction by no later than the morning of August 3, 2016. (Recommendation Statement at 21).

47. However the Recommendation Statement fails to provide: (a) Gutierrez’s rationale for believing the Company’s second quarter earnings would likely lead to a significant increase or change in the Company’s stock price and (b) how significant an increase Gutierrez believed the release of the Company’s second quarter earnings would cause.

48. Further, the Recommendation Statement states that “pursuant to an engagement letter dated March 30, 2015 and amended June 20, 2016, the Company retained J.P. Morgan as its financial advisor in connection with the Proposed Merger.” (Recommendation Statement at 26). Yet the Recommendation Statement fails to reveal the purpose, substance, and/or cause of the amendment to JPM’s engagement letter.

49. Finally, the Recommendation Statement states that “[f]ollowing the deliberations, the Board approved the Merger Agreement and the recommendation to stockholders, with Mr. Gutierrez dissenting and Mr. Nguyen abstaining as the Company’s CEO.” (Recommendation Statement at 21). The Recommendation Statement fails to disclose why Nguyen’s position as the Company’s CEO caused him to abstain from the vote on the transaction. Indeed, Nguyen was heavily involved in negotiation of the Proposed Transaction, such that if Nguyen was sufficiently conflicted to necessitate his abstention on the merger vote, then it calls into question the entire deal process.

CLASS ACTION ALLEGATIONS

50. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other holders of Sizmek common stock (except Defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described herein (the “Class”).

51. This action is properly maintainable as a class action.

52. The Class is so numerous that joinder of all members is impracticable.

There are hundreds of Sizmek stockholders who are scattered throughout the United States. As of August 12, 2016, there were 29,148,055 shares of Sizmek common stock issued and outstanding.

53. There are questions of law and fact common to the Class, including, inter alia, whether:

a.	The Director Defendants breached their fiduciary duties by failing to disclose all material information necessary to allow Sizmek stockholders to tender their shares on a fully informed basis;

b.	Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and

c.	Plaintiff and the other members of the Class will be damaged irreparably by the Director Defendants’ conduct.

54. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

55. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants or adjudications with respect to individual members of the Class that would as a practical matter be disjunctive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

56. The Director Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT I

DIRECT CLAIM FOR BREACH OF FIDUCIARY DUTY

AGAINST THE INDIVIDUAL DEFENDANTS

58. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

59. The Director Defendants, as Sizmek directors, owe the Class the utmost fiduciary duties of due care, good faith, candor and loyalty.

60. The Director Defendants failed to fulfill their fiduciary duties in connection with the Proposed Transaction by failing to disclose all material information necessary to allow Sizmek stockholders to make a fully informed decision whether to tender their shares of stock in the Tender Offer.

61. As a result of the Director Defendants’ breaches of fiduciary duty, the Class will be harmed by virtue of being deprived of their right to cast a fully informed vote on the Merger Agreement.

62. Plaintiff and the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:

a.	Finding the Director Defendants liable for breaching their fiduciary duties owed to the Class;

b.	Certifying the proposed Class;

c.	Awarding Plaintiff the costs and disbursements of this action, including attorneys’, accountants’, and experts’ fees; and

d.	Awarding such other and further relief as is just and equitable.

Dated: September 2, 2016

ANDREWS & SPRINGER LLC

By:	/s/ Peter B. Andrews
Peter B. Andrews (#4623)
Craig J. Springer (#5529)
David M. Sborz (#6203)
3801 Kennett Pike
Building C, Suite 305
Wilmington, DE 19807
(302) 504-4957

Counsel for Plaintiff